# Exhibit B

## Durable Power of Attorney

**Account Holder**: Dee Ann McIntyre Marital Election Trust
**Account ID**: C0000218901

The undersigned hereby constitutes and appoints Maureen A. Gronstal, Mark R. Van Heukelom, and Reed Palmer of Bradley & Riley PC the undersigned's true and lawful attorney-in-fact to:

(1) Receive duplicate copies of account statements and trade confirmations, either electronically or by U.S. mail;
(2) Answer for tax matters, to make, execute, present, modify, and exercise any certification or election available or required under federal, state, local, or foreign tax law related to the above account, to the extent permitted by the applicable taxing authority; and
(3) Change the legal or mailing address, phone numbers, email addresses and delivery method(s) of account documents on the accounts.

Duplicate copies of account statements and trade confirmations shall be provided to:

Maureen A. Gronstal
Bradley & Riley PC
2007 First Avenue SE
Cedar Rapids, IA 52406-2804
(319) 363-0101
mgronstal@bradleyriley.com

The powers granted to my Agent are durable. They will remain in effect if I become incapacitated, and will become void when Computershare is provided with timely written notice of either (1) my resignation as Trustee or (2) the revocation of my Agent's authority.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of February, 2025.

DEE ANN MCINTYRE MARITAL ELECTION TRUST

Dee Ann McIntyre, Trustee
1218 Bishop's Lodge Road
Santa Fe, NM 87501

STATE OF IOWA, COUNTY OF LINN ) ss:

This document was acknowledged before me on the 28th day of February, 2025, by DEE ANN MCINTYRE, as Trustee.

Signature of Notary

MAUREEN A. GRONSTAL
Commission Number 176263
Iowa
My Commission Expires 10-3-2027
NOTARIAL SEAL

4904-8182-0951, v. 1

# Durable Power of Attorney

**Account Holder**:   Dee Ann McIntyre Revocable Trust u/d/o 09/14/1998
**Account ID**:       C0000320820

The undersigned hereby constitutes and appoints Maureen A. Gronstal, Mark R. Van Heukelom, and Reed Palmer of Bradley & Riley PC the undersigned's true and lawful attorney-in-fact to:

(4) Receive duplicate copies of account statements and trade confirmations, either electronically or by U.S. mail;

(5) Answer for tax matters, to make, execute, present, modify, and exercise any certification or election available or required under federal, state, local, or foreign tax law related to the above account, to the extent permitted by the applicable taxing authority; and

(6) Change the legal or mailing address, phone numbers, email addresses and delivery method(s) of account documents on the accounts.

Duplicate copies of account statements and trade confirmations shall be provided to:
Maureen A. Gronstal
Bradley & Riley PC
2007 First Avenue SE
Cedar Rapids, IA 52406-2804
(319) 363-0101
mgronstal@bradleyriley.com

The powers granted to my Agent are durable. They will remain in effect if I become incapacitated, and will become void when Computershare is provided with timely written notice of either (1) my resignation as Trustee or (2) the revocation of my Agent's authority.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of February, 2025.

DEE ANN MCINTYRE REVOCABLE TRUST U/D/O 09/14/1998


Dee Ann McIntyre, Trustee
1218 Bishop's Lodge Road
Santa Fe, NM 87501

STATE OF IOWA, COUNTY OF LINN ) ss:
This document was acknowledged before me on the 28th day of February, 2025, by DEE ANN MCINTYRE, as Trustee.

Signature of Notary

# Durable Power of Attorney

**Account Holder**: Dee Ann McIntyre
**Account ID**: C0000005096

The undersigned hereby constitutes and appoints Maureen A. Gronstal, Mark R. Van Heukelom, and Reed Palmer of Bradley & Riley PC the undersigned's true and lawful attorney-in-fact to:

(1) Receive duplicate copies of account statements and trade confirmations, either electronically or by U.S. mail;
(2) Answer for tax matters, to make, execute, present, modify, and exercise any certification or election available or required under federal, state, local, or foreign tax law related to the above account, to the extent permitted by the applicable taxing authority; and
(3) Change the legal or mailing address, phone numbers, email addresses and delivery method(s) of account documents on the accounts.

Duplicate copies of account statements and trade confirmations shall be provided to:

Maureen A. Gronstal
Bradley & Riley PC
2007 First Avenue SE
Cedar Rapids, IA 52406-2804
(319) 363-0101
mgronstal@bradleyriley.com

The powers granted to my Agent are durable. They will remain in effect if I become incapacitated, and will become void when Computershare is provided with timely written notice of either (1) my death or (2) the revocation of my Agent's authority.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of February, 2025.

Dee Ann McIntyre
DEE ANN MCINTYRE
1218 Bishop's Lodge Road
Santa Fe, NM 87501

STATE OF IOWA, COUNTY OF LINN ) ss:

This document was acknowledged before me on the 28th day of February, 2025, by DEE ANN MCINTYRE.

MAUREEN A. GRONSTAL
Iowa
NOTARIAL SEAL

Signature of Notary

4904-8182-0951, v. 1